

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 22, 2009

Mr. Benjamin C. Croxton
Chief Executive Officer
World Energy Solutions, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **RE: World Energy Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-25097**

Dear Mr. Croxton:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief